UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 1
ASSET ACCEPTANCE CAPITAL CORP.
(Name of Subject Company (issuer))
Asset Acceptance Capital Corp. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
04543P100
(CUSIP Number of Class of Securities)
Nathaniel F. Bradley IV
Chairman, President and CEO
Asset Acceptance Capital Corp.
28405 Van Dyke
Warren, MI 48093
(586) 939-9600
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
Copy to:
Edwin L. Herbert
Vice President and General Counsel
Asset Acceptance Capital Corp.
28405 Van Dyke
Warren, MI 48093
(586) 939-9600
CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$37,160,000	$1,140.81

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 1,858,000 shares of the outstanding common stock at a price of $20.00 per share in cash.

**	The amount of the filing fee equals $30.70 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$1,140.81	Filing Party:	Asset Acceptance Capital Corporation

Form or Registration:	Schedule TO	Date Filed:	May 9, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on May 9, 2007 (“Schedule TO”) by Asset Acceptance Capital Corp., a Delaware corporation (“AACC”), in connection with the offer by AACC to purchase up to 1,858,000 shares of its Common Stock, par value $.01 per share (the “Shares”), at a price of not less than $18.25 per Share nor more than $20.00 per Share, net to the seller in cash, without interest, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 9, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer” and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
     All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.
ITEMS 1 THROUGH 11
     Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:
     (1)      The following new paragraph is added to the Offer to Purchase, in the “Summary term sheet” on page 3 at the end of the answer to the question entitled “How many shares will AACC purchase?”:
     Shares that AACC acquires pursuant to the tender offer and the Stock Repurchase Agreement will be cancelled and will have the status of authorized but unissued shares. We can issue these shares in the future without further shareholder action, subject to applicable requirements under securities laws, The Nasdaq Global Select Market and other legal requirements. In addition, any fees and expenses associated with the tender offer and the Stock Repurchase Agreement will be treated as a reduction to stockholders’ equity.
     (2)      The following new paragraph is added to the Offer to Purchase, in the “Summary term sheet” on page 4, at the end of the answer to the question entitled “How will the completion of the $150 million term loan as part of the new credit facility impact the financial condition of AACC?”:
     As indicated earlier, we believe that the Recapitalization, including the tender offer, is a prudent use of our financial resources given our business profile, assets and current market price, and that purchasing our own shares is an attractive use of capital and an efficient means to provide value to our stockholders. We also believe that our current financial resources and debt capacity exceed the financial requirements of our business. See Section 2.
     (3)      The following new question and answer is added to the Offer to Purchase, in the “Summary term sheet” on page 5 after the answer to the question entitled “Can I tender part of my shares at different prices?”
     How can I participate in the offer and maximize the chance of having AACC accept for payment shares I am tendering?
     If you want to participate in the tender offer and wish to maximize the chance of having AACC accept for payment shares you are tendering, you should check the box marked “Box B — Shares Tendered at Price Determined Under the Tender Offer” in the Letter of Transmittal and

complete the other portions of the Letter of Transmittal as appropriate. By doing this, you will indicate your willingness to accept the purchase price determined by AACC in accordance with the terms of the tender offer. You should understand that this election will have the same effect as if you selected the minimum price of $18.25 per share. See Section 3.
     (4)   The following new paragraphs are added to the Offer to Purchase, in the “Summary term sheet” on page 8 at the end of the answer to the question entitled “What is the Stock Repurchase Agreement, and how does it differ from the tender offer?” and as the third and fourth paragraph on page 19, Section 2 under the section entitled “Stock Repurchase Agreement”:
     AAAC, working with its advisors, determined that it was important to have a tender offer as part of the Recapitalization to permit stockholders to determine whether to sell or hold their shares and to have a role in determining the price per share they would receive if they determined to sell. With the Sellers beneficially owning 50.4% of our outstanding shares, we determined that the Sellers’ participation in the stock repurchase component of the Recapitalization was critical to the overall success of the Recapitalization. The Sellers agreed that they would participate in a stock repurchase if they could ensure that they would have the ability to maintain their ratable ownership interest in AACC as part of the Recapitalization. As a result, we determined that the best way to ensure the Sellers’ participation in the repurchase while maintaining their pro rata ownership in AACC was to have them agree in advance of our announcement of the tender offer to sell shares to us following the tender offer at the price paid in the tender offer and to an extent that would maintain their ratable ownership interest in our outstanding shares. This approach allowed us to both provide the stockholders (other than the Sellers) with the opportunity to tender all or part of their shares and to have a role in determining the price per share and it allowed the Sellers to maintain their ratable ownership interest. The Sellers participation in the stock repurchase agreement also allowed the Sellers to avoid an increase in their proportionate ownership of common stock, which benefited AACC and the stockholders (other than the Sellers) by ensuring that there would be no diminution in the relative proportion of AACC's outstanding common stock that would be represented by its free "public float".
     In addition, with the Seller’s beneficially owning approximately 50.4% of our outstanding shares, we believed it was important to allow those stockholders other than the Sellers (each of whom is, or is affiliated with, a director or executive officer of AACC) to determine the appropriate price per share in the tender offer without the influence of the Sellers. With the Stock Repurchase Agreement, the Sellers will not participate in tender offer and, as a result, will not be a factor in the determination of the price per share, inasmuch as the Sellers are obligated to sell their shares at the price per share determined in the tender offer. Consistent with the foregoing, the three members of the Company’s board of directors affiliated with the Sellers — namely, Messrs. Nathaniel F. Bradley IV, Terrence D. Daniels and Anthony R. Ignaczak — recused themselves from discussions among the other directors with respect to and abstained from voting on the range of prices authorized by the board of directors for the tender offer.
     (5) The following new question and answer is added to the Offer to Purchase, in the “Summary term sheet” on page 8 after the answer to the question entitled “What is the Stock Repurchase Agreement, and how does it differ from the tender offer?”:
     Can you quantify the interests of the directors and executive officers in the tender offer and in the Stock Repurchase Agreement?
     Although none of our directors plan to tender shares in the tender offer, the following executive officers have advised us that they plan to tender up to the number of shares indicated in the table below and the Sellers have agreed to sell to us the number of shares indicated in the table below under the Stock Repurchase Agreement at the same price per share as is paid in the tender offer which will occur on the 11th business day following the expiration of the tender offer. The table below quantifies the potential purchases under the tender offer and pursuant to the Stock

Repurchase Agreement assuming that AACC purchases 1,858,000 shares in the tender offer and 1,892,000 shares pursuant to the Stock Repurchase Agreement, all at a price per share of $20.00.

Name	Shares	Purchase Price
Tender offer:
Phillip L. Allen, Vice President-Operations	24,915	$498,300
Deborah Everly, Vice President-Marketing and Acquisitions	24,915	498,300
Michael T. Homant, Vice President-Information Technology	14,000	280,000
Diane M. Kondrat, Vice President-Legal Collections	24,915	498,300

Total	88,745	$1,774,900

Stock Repurchase Agreement:
Nathaniel F. Bradley IV, Chairman, President and Chief Executive Officer (1)	459,000	$9,180,000
Mark A. Redman, Senior Vice President and Chief Financial Officer (2)	98,000	1,960,000
AAC Quad-C Investors LLC (3)	1,335,000	26,700,000

Total	1,892,000	$37,840,000

(1)	Includes shares owned individually and beneficially by Mr. Bradley.

(2)	Includes shares owned individually and beneficially by Mr. Redman.

(3)	Messrs. Terrence D. Daniels and Anthony R. Ignaczak are managers of AAC Quad-C Investors LLC and also serve as directors of AACC.
     (6)      The following new disclosure is added to Section 2 of the Offer to Purchase on the top of page 17 immediately preceding the caption “Purpose of the Tender Offer”:
     Assuming we complete the Recapitalization substantially as contemplated, we will have a substantially increased amount of indebtedness and will be more highly leveraged than we are today. In addition, none of the proceeds from the proposed $150 million term loan facility is expected to be used for working capital or other general corporate purposes. We expect that after we complete the Recapitalization, our consolidated long-term indebtedness will be approximately $157 million. We may also incur additional debt following the Recapitalization, subject to the provisions of the new credit facility. Our substantial indebtedness and the fact that a large portion of our cash flow from operations must be used to make principal and interest payments on our indebtedness could have important consequences to our business and our continuing stockholders, including:
•	make it more difficult for us to satisfy our obligations with respect to our debt agreements;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, thereby placing us at a competitive disadvantage compared to our competitors that may have less debt.
     In addition, financial and other covenants we agree to with our lenders will limit our ability to incur additional indebtedness, make investments, pay dividends and engage in other transactions, and the leverage may cause potential lenders to be less willing to loan funds to us in the future. Our failure to comply with these covenants could result in an event of default that, if not waived or cured, could result in the acceleration of repayment of all of our indebtedness. See Sections 9 and 10.
     We believe that the Recapitalization, including the tender offer, is consistent with our long-term goal of maximizing shareholder value. Our board of directors has analyzed our business opportunities and challenges, including our alternatives to the Recapitalization, and has considered our existing capital structure and debt levels. Our board of directors has also considered the capital structure that would result from the Recapitalization, including the fact that we will be more highly leveraged. In considering the Recapitalization, our management and board reviewed, with the assistance of outside advisors, a variety of alternatives for using our available financial resources. They have evaluated our capital structure, free cash flow, leverage ratio, financial position and the anticipated cost and availability of financing, as well as our strategy and expectations for the future and other financial, industry and operating metrics. We note, however, that actual results may differ from our expectations. See above, “Forward-Looking Statements”. We believe that by accessing the debt markets under what we consider are favorable conditions, we will be able to return value to stockholders now, while, at the same time, increasing the return on capital that remains invested in our business. We also believe that the Recapitalization (including the tender offer, the Stock Repurchase Agreement and, subject to further board approval, the special dividend), as well as the financing thereof, creates an appropriate capital structure for our current mix of businesses and an effective means of providing value to our stockholders, while retaining the flexibility to take advantage of future opportunities.
     (7)      The paragraph entitled “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” in Section 3 of the Offer to Purchase on page 24 is amended and restated as follows:
Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by AACC its sole discretion, and AACC’s determination will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. AACC reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which AACC determines may be unlawful. AACC also reserves the absolute right to waive any of the conditions of the tender offer or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, but, in the event a condition is waived with respect to any particular shares or any particular stockholder, the same condition will be waived with respect to all shares and all stockholders. AACC’s interpretation of the terms of the tender offer will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by AACC. None of AACC, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.
     (8)      The following disclosure is added to Section 11 of the Offer to Purchase on page 41 at the end of the section entitled “Share Ownership — Management and Directors; Principal Stockholders”:
     Although none of our directors plan to tender shares in the tender offer, the following executive officers have advised us that they plan to tender up to the number of shares indicated in the table below and the Sellers have agreed to sell to us the number of shares indicated in the table below under the Stock Repurchase Agreement at the same price per share as is paid in the tender offer which will occur on the 11th business day following the expiration of the tender offer. The table below quantifies the potential purchases under the tender offer and pursuant to the Stock Repurchase Agreement assuming that AACC purchases 1,858,000 shares in the tender offer and 1,892,000 shares pursuant to the Stock Repurchase Agreement, all at a price per share of $20.00.

Name	Shares	Purchase Price
Tender offer:
Phillip L. Allen, Vice President-Operations	24,915	$498,300
Deborah Everly, Vice President-Marketing and Acquisitions	24,915	498,300
Michael T. Homant, Vice President-Information Technology	14,000	280,000
Diane M. Kondrat, Vice President-Legal Collections	24,915	498,300

Total	88,745	$1,774,900

Stock Repurchase Agreement:
Nathaniel F. Bradley IV, Chairman, President and Chief Executive Officer (1)	459,000	$9,180,000
Mark A. Redman, Senior Vice President and Chief Financial Officer (2)	98,000	1,960,000
AAC Quad-C Investors LLC (3)	1,335,000	26,700,000

Total	1,892,000	$37,840,000

(1)	Includes shares owned individually and beneficially by Mr. Bradley.

(2)	Includes shares owned individually and beneficially by Mr. Redman.

(3)	Messrs. Terrence D. Daniels and Anthony R. Ignaczak are managers of AAC Quad-C Investors LLC and also serve as directors of AACC.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Nathaniel F. Bradley IV

Chairman, President and Chief Executive Officer

May 23, 2007